Exhibit 99.1

Lithium Americas Form 40-F Filed on EDGAR and AIF Filed on SEDAR

April 3, 2023 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) announces that it has filed its 2022 Annual Report on Form 40-F with the U.S. Securities and Exchange Commission (“SEC”) comprising of its 2022 annual audited financial statements, management discussion and analysis and the annual information form (“AIF”). The filings are available on EDGAR via the SEC website www.sec.gov.

The Company’s AIF has also been filed with Canadian regulatory authorities and is available under the Company’s profile on SEDAR at www.sedar.com.

The Canadian and U.S. regulatory filings are also available on the Company’s website at www.lithiumamericas.com. Holders of Lithium Americas’ securities may receive a free printed copy of the annual audited financial statements upon written request.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States. In Argentina, the Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and has commenced construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: +1-778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com